Exhibit 99.97

January 24, 2021

THE VALENS COMPANY INC.

$35,014,000 BOUGHT DEAL OFFERING OF UNITS

A preliminary short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada. A copy of the preliminary short form base shelf prospectus, and any amendment, is required to be delivered with this document.

The preliminary short form base shelf prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form base shelf prospectus, final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	The Valens Company Inc. (the “Company”).
Offered Securities:

Units of the Company (the “Offered Securities”).

Each Unit consists of one common share of the Issuer (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Each Warrant will entitle the holder to acquire one Common Share of the Company at an exercise price of $2.55 for a period of 36 months from the closing of the Offering.

Size of Offering:	$35,014,000 (the “Offering”).
Offering Price	$2.05
Over-Allotment Option:	Up to 15% of the number of Offered Securities issued or sold pursuant to the Offering to any cover over-allotments and for market stabilization purposes, exercisable within 30 days of the closing of the Offering.
Terms:	Underwritten bought deal.
Offering Jurisdictions:	All provinces of Canada except Quebec and in the United States by way of private placement to selected qualified institutional investors and outside of Canada and the United States on a private placement or equivalent basis.
Exchange:	Toronto Stock Exchange
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs and DPSPs under the Income Tax Act (Canada).
Use of Proceeds:	The Company plans to use net proceeds of the Offering to pursue strategic M&A and business expansion opportunities in Canada and international markets, working capital requirements and other general corporate purposes.

Commission:	6% of the gross proceeds raised in the Offering, including the Over-Allotment Option. Notwithstanding the foregoing, president’s list investors (comprised of up to $4,900,000 of Offered Securities) as well as investors referred solely by the Company shall be at a commission of 2%.
Closing Date:	On or about January 29, 2021, or such other date as the parties to the Offering may agree to in writing.
Sole Bookrunner:	ATB Capital Markets Inc.